June 13, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 7010
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director

Re:	Denbury Resources Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 29, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2008 Filed May 6, 2008 File No. 1-12935
Dear Mr. Schwall:
     On behalf of Denbury Resources Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated May 30, 2008. For your convenience, we have repeated each of the comments set forth in the Staff’s letter (in bold text) and followed the comments with the Company’s response (in normal text).
Annual Report on Form 10-K for the fiscal year ended December 31, 2007
Item 9A. Controls and Procedures, page 93
Evaluation of Disclosure Controls and Procedures, page 93
1.	We note your disclosure that your officers concluded that your disclosure controls and procedures were effective to provide reasonable assurance that you record, process, summarize and report the information you must disclose in reports that you file or submit under the Securities Exchange Act of 1934 within the time periods specified in the SEC’s rules and forms. In future filings, please also specify, if true, that your officers concluded that your disclosure controls and procedures were effective to ensure that information that you are required to disclose in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Quarterly Report on Form 10-Q for the quarter ended March 31, 2008
Item 4. Controls and Procedures, page 29
2.	We note your disclosure that your officers have determined that your disclosure controls and procedures are effective in ensuring that material information required to be disclosed in the quarterly report is accumulated and communicated to them and your management to allow timely decisions regarding required disclosure. In future filings, please also specify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information that you are required to disclose in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. See Exchange Act Rule 13a-15(e).

Response to Comments 1 and 2:
     We will specify, if true, in future Form 10-Q and Form 10-K filings, that management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in Exchange Act reports is both (1) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure, and (2) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
Quarterly Report on Form 10-Q for the quarter ended March 31, 2008
3.	We note your disclosure that there have been no significant changes in internal controls over financial reporting during the period covered by your report that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Please revise your filing to provide the disclosure required by Item 308(c) of Regulation S-K which requires disclosure of any change in your internal control over financial reporting that occurred during the relevant fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.
Response:
     In future filings we will discontinue using the word “significant” as a modifier for changes in internal controls over financial reporting. The use of the word “significant” was not intended to limit our response to the required disclosure and removing it would have no impact on our conclusion. We would expect our future disclosure to read as follows, assuming we do not have material items to disclose:
     “There have been no changes in our internal controls over financial reporting during the period covered by this Quarterly Report on Form 10-Q that have materially affected, or are reasonably likely to materially affect, Denbury’s internal controls over financial reporting.”
     In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150.
Sincerely,
/s/ Mark C. Allen
Mark C. Allen
Vice President and Chief Accounting Officer